                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2004
                                SEC File #0-24570

________________________________________________________________________________


                              CENTRAL MINERA CORP.

                    P.O. Box 93038, Caulfeild Village R.P.O.
                                 West Vancouver
                                    V7W 3G4
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F  __X__         Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes   _____          No  __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:

BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
QUARTER ENDED MARCH 31, 2004 FINANCIAL STATEMENT
NOTES TO FINANCIAL STATEMENT
MANAGEMENT DISCUSSION AND ANALYSIS

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CENTRAL MINERA CORPORATION



                                                     By:   "Michael Cytrynbaum"


                                                     Name:  Michael Cytrynbaum

                                                     Title: President

Date:  May 18, 2004

BRITISH COLUMBIA                                                QUARTERLY REPORT
SECURITIES COMMISSION                                           BC FORM 51-901F

________________________________________________________________________________

                              CENTRAL MINERA CORP.

                          Period ending March 31, 2004


ISSUER DETAILS                                         FOR QUARTER ENDED              DATE OF REPORT
NAME OF ISSUER                                                                          (YY/MM/DD)
-------------------------------------------------------------------------------------------------------
Central Minera Corp.                                     March 31, 2004                 2004/05/18
-------------------------------------------------------------------------------------------------------
ISSUER ADDRESS
-------------------------------------------------------------------------------------------------------
PO Box 93038, Caulfeild Village RPO
-------------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                                 ISSUER FAX NO.              ISSUER TELEPHONE
                                                                                             NO.
-------------------------------------------------------------------------------------------------------
West Vancouver, British Columbia, V7W                    (604) 648-8341                (604) 687-6191
3G4
-------------------------------------------------------------------------------------------------------
CONTACT NAME                                           CONTACT'S POSITION             CONTACT PHONE NO.
-------------------------------------------------------------------------------------------------------
Barbara West                                                                           (604) 687-6191
-------------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                                 WEB SITE ADDRESS
-------------------------------------------------------------------------------------------------------
barbwest@look.ca                                       N/A
-------------------------------------------------------------------------------------------------------

CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
-------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                   PRINT FULL NAME                   DATE SIGNED
                                                                                          (YY/MM/DD)
-------------------------------------------------------------------------------------------------------
"MICHAEL CYTRYNBAUM"                                   Michael Cytrynbaum                 2004/05/18
-------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                   PRINT FULL NAME                   DATE SIGNED
                                                                                          (YY/MM/DD)
-------------------------------------------------------------------------------------------------------
"Murray Kosick"                                        Murray Kosick                      2004/05/18
-------------------------------------------------------------------------------------------------------

                                                            CENTRAL MINERA CORP.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                    INTERIM FINANCIAL STATEMENTS

                                                                  MARCH 31, 2004

                                                     (EXPRESSED IN U.S. DOLLARS)



                                                UNAUDITED - SEE NOTICE TO READER

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals


                      SUITE 808        TELEPHONE: (604) 687-8808
       808 WEST HASTINGS STREET        TELEFAX:   (604) 687-2702
VANCOUVER, B.C., CANADA V6C 1C8        EMAIL:     EMAIL@STEELE-CO.CA



NOTICE TO READER

We have compiled the balance sheet of Central Minera Corp. (a development stage company) as at March 31, 2004 and the interim statement of operations and deficit and cash flow for the nine months ended March 31, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada                                          "STEELE & CO."
May 11, 2004                                               CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)


                                                     MARCH 31,           JUNE 30,
                                                       2004               2003
                                                    -----------        -----------
ASSETS
   CURRENT
     CASH                                              $ 36,122           $ 65,569
     ACCOUNTS RECEIVABLE                                  5,730             19,143
     MARKETABLE SECURITIES                                8,513              8,513
     PREPAID EXPENSES                                     5,000                  -
                                                    -----------        -----------
                                                         55,365             93,225
   PROPERTY AND EQUIPMENT (NOTE 4)                        1,872              2,109
   MINERAL PROPERTIES AND INTERESTS                           2                  2
                                                    -----------        -----------
                                                       $ 57,239           $ 95,336
                                                    ===========        ===========
LIABILITIES
   CURRENT
     ACCOUNTS PAYABLE                                  $ 21,930           $ 24,209
                                                    -----------        -----------
SHARE CAPITAL AND DEFICIT
   CONVERTIBLE DEBENTURES                                     -            300,000
   SHARE CAPITAL (NOTE 5)                            41,907,541         41,547,541
   DEFICIT                                          (41,872,232)       (41,776,414)
                                                    -----------        -----------
                                                         35,309             71,127
                                                    -----------        -----------
                                                       $ 57,239           $ 95,336
                                                    ===========        ===========

RELATED PARTY TRANSACTIONS (NOTE 6)

APPROVED BY THE DIRECTORS

    "Michael Cytrynbaum"
---------------------------

      "Murray Kosick"
---------------------------

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN U.S. DOLLARS)


                                                             THREE             NINE            THREE            NINE
                                          CUMULATIVE         MONTHS           MONTHS           MONTHS           MONTHS
                                              TO             ENDED            ENDED            ENDED            ENDED
                                           MARCH 31,        MARCH 31,        MARCH 31,        MARCH 31,        MARCH 31,
                                             2004             2004             2004             2003             2003
                                         ------------     ------------     ------------     ------------     ------------
ADMINISTRATION EXPENSES
ACCOUNTING AND AUDIT                     $    699,708     $        640     $      6,353     $      1,477     $      3,086
AMORTIZATION                                  282,548               79              237               93              279
CONSULTING FEES                             1,862,551           20,486           61,429           24,838           81,021
LEGAL                                       1,847,870               70            4,118              399          117,961
OFFICE                                        932,584            1,725            5,209            1,358            5,309
RENT                                          726,425                -                -               70              293
SALARIES AND BENEFITS                         292,742                -            1,490            4,289            7,734
TRANSFER AGENT AND
FILING FEES                                   175,441            4,283           13,679            1,918           14,533
TRAVEL AND PROMOTION                        1,219,326               74            3,426               28           10,535
                                         ------------     ------------     ------------     ------------     ------------
                                            8,039,195           27,357           95,941           34,470          240,751
INTEREST AND OTHER INCOME                  (1,517,907)              (5)             (70)            (339)            (730)
LOSS (GAIN) ON
 FOREIGN EXCHANGE                              43,871             (463)             (53)          (4,140)          (7,732)
WRITE-DOWN OF INVESTMENT
 IN PRIVATE COMPANY                         1,000,799                -                -                -                -
LOSS (GAIN) ON SALE AND
 WRITE-DOWN OF
 MARKETABLE SECURITIES                        (13,961)               -                -                -                -
WRITE-DOWN OF
 MINERAL PROPERTIES                        24,724,778                -                -                -           (6,397)
LOSS ON SALE OF
 PROPERTY AND EQUIPMENT                        11,307                -                -                -                -
SETTLEMENT OF LAWSUITS,
 NET OF (RECOVERIES)                          729,038                -                -           46,364          (99,427)
LOSS ON SALE OF SUBSIDIARY                  8,855,112                -                -                -                -
                                         ------------     ------------     ------------     ------------     ------------
NET LOSS FOR THE PERIOD                    41,872,232           26,889           95,818           76,355          126,465
DEFICIT BEGINNING
 OF THE PERIOD                                      -       41,845,343       41,776,414       41,640,636       41,590,526
                                         ------------     ------------     ------------     ------------     ------------
DEFICIT END OF THE PERIOD                $ 41,872,232     $ 41,872,232     $ 41,872,232     $ 41,716,991     $ 41,716,991
                                         ============     ============     ============     ============     ============
NET LOSS PER COMMON SHARE                                                  $        .01                      $        .01
                                                                           ============                      ============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                                          25,097,015                        21,760,068
                                                                           ============                      ============

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOW

(EXPRESSED IN U.S. DOLLARS)


                                                      THREE          NINE            THREE           NINE
                                  CUMULATIVE          MONTHS         MONTHS          MONTHS          MONTHS
                                      TO              ENDED          ENDED           ENDED           ENDED
                                   MARCH 31,         MARCH 31,      MARCH 31,       MARCH 31,       MARCH 31,
                                     2004              2004           2004            2003            2003
                                 -------------       ---------      ---------       ---------      ----------
CASH PROVIDED (USED) BY

  OPERATING ACTIVITIES

    NET LOSS FOR THE PERIOD      $ (41,872,232)      $ (26,889)     $ (95,818)      $ (76,355)     $ (126,465)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                     282,548              79            237              93             278
      LOSS ON SALE
       OF SUBSIDIARY                 8,855,112               -              -               -               -
      LOSS ON SALE OF
       PROPERTY AND
       EQUIPMENT                        11,307               -              -               -               -
      WRITE-DOWN OF
       INVESTMENT IN
       PRIVATE COMPANY               1,000,799               -              -               -               -
      WRITE-DOWN OF
       MINERAL PROPERTIES           24,724,778               -              -               -               -
      STOCK COMPENSATION
       EXPENSE                           9,073               -              -               -               -
      SHARE CONSIDERATION
       PAYABLE INCLUDED IN
       ALLOWANCE FOR
       SETTLEMENT OF LAWSUITS          375,000               -              -               -               -
                                 -------------       ---------      ---------       ---------      ----------
                                    (6,613,615)        (26,810)       (95,581)        (76,262)       (126,187)
    NET CHANGE IN NON-CASH
     WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE               (5,731)         (1,489)        13,413           6,054          (1,320)
      MARKETABLE SECURITIES             (8,513)              -              -               -          (3,199)
      PREPAID EXPENSES                  (5,000)         (5,000)        (5,000)              -               -
      ACCOUNTS PAYABLE                  21,929           1,940         (2,279)         25,635         (17,171)
                                 -------------       ---------      ---------       ---------      ----------
                                    (6,610,930)        (31,359)       (89,447)        (44,573)       (147,877)
                                 -------------       ---------      ---------       ---------      ----------
  FINANCING ACTIVITIES

    LOAN AND CONVERTIBLE
     DEBENTURES PAYABLE                 21,611               -       (300,000)          1,423          50,690
    FUNDS HELD IN TRUST                      -               -              -               -         175,000
    SHARES ISSUED FOR CASH          25,751,857          60,000        360,000               -               -
                                 -------------       ---------      ---------       ---------      ----------
                                    25,773,468          60,000         60,000           1,423         225,690
                                 -------------       ---------      ---------       ---------      ----------
  INVESTING ACTIVITIES

    MINERAL PROPERTIES             (17,311,378)              -              -               -               -
    INVESTMENT IN
     PRIVATE COMPANY                (1,000,799)              -              -               -               -
    PURCHASE OF PROPERTY
     AND EQUIPMENT                    (814,239)              -              -               -          (2,481)
                                 -------------       ---------      ---------       ---------      ----------
                                   (19,126,416)              -              -               -          (2,481)
                                 -------------       ---------      ---------       ---------      ----------
CHANGE IN CASH
 FOR THE PERIOD                         36,122          28,641        (29,447)        (43,150)         75,332
CASH BEGINNING
 OF THE PERIOD                               -           7,481         65,569         124,503           6,021
                                 -------------       ---------      ---------       ---------      ----------
CASH END OF THE PERIOD           $      36,122       $  36,122      $  36,122       $  81,353      $   81,353
                                 =============       =========      =========       =========      ==========


UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

(EXPRESSED IN U.S. DOLLARS)

1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at May 11, 2004, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2001, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2003 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustment necessary to present fairly the financial position, results of operations and cash flow for the nine-month periods ended March 31, 2004 and 2003. Interim results of operations are not indicative of the results of operations for the full year.

4.   PROPERTY AND EQUIPMENT


                                                                                      NET BOOK VALUE
                                                                              -----------------------------
                                                          ACCUMULATED          MARCH 31,          JUNE 30,
                                             COST         AMORTIZATION           2004               2003
                                           ----------     ------------        ----------         ----------
Office furniture and equipment             $  2,481       $    609            $   1,872          $   2,109
                                           ==========     ============        ==========         ==========


5.   SHARE CAPITAL

     a.   Authorized

          3,000,000 multiple variable voting shares without par value Unlimited number of subordinate voting shares without par value



UNAUDITED -SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

(EXPRESSED IN U.S. DOLLARS)

5.   SHARE CAPITAL (CONTINUED)

     a.   Authorized (Continued)

          The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

     b.   Issued Capital


                                                       PRICE PER
                                                         SHARE          SHARES       CONSIDERATION
                                                      ----------       ----------    -------------
Subordinate Voting Shares
   Balance June 30, 2003                                               22,163,682     $ 41,547,541
   Shares issued
     For cash - Private placement                       $  .05          1,200,000           60,000
                                                                       ----------     ------------
   Balance March 31, 2004                                              23,363,682       41,607,541
                                                                       ==========     ------------
Variable Multiple Voting Shares
   Balance June 30, 2003                                                        -                -
   Conversion of convertible debentures                 $  .10          3,000,000          300,000
                                                                       ----------     ------------
   Balance March 31, 2004                                               3,000,000          300,000
                                                                       ==========     ------------
                                                                                      $ 41,907,541
                                                                                      ============

     c.   Incentive Stock Option

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

          Details of director, employee and consultants share purchase options are as follows:


       BALANCE                    BALANCE
       JUNE 30,                   MARCH 31,    EXERCISE
        2003       CHANGE          2004         PRICE        EXPIRY DATE
     ---------   ---------      ------------   --------    -----------------
       600,000   (300,000)        300,000      $  .20      December 31, 2004
     1,325,000          -       1,325,000      $  .20      December 31, 2005
     ---------   --------       ---------
     1,925,000   (300,000)      1,625,000
     =========   ========       =========

          The weighted average exercise price of options outstanding as at March 31, 2004 is $.20 (June 30, 2003 - $.20).


UNAUDITED -SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

(EXPRESSED IN U.S. DOLLARS)

5.   SHARE CAPITAL (CONTINUED)

     c.   Incentive Stock Option

          During the period, the expiry date of 300,000 stock options was extended to December 31, 2004 from December 31, 2003.

     d.   Share Purchase Warrants


      BALANCE                    BALANCE
      JUNE 30,                  MARCH 31,       EXERCISE
        2003        CHANGE        2004            PRICE         EXPIRY DATE
     ---------    ---------    ----------      ----------    -----------------
     6,003,340            -     6,003,340      $.10/2 wts    May 30, 2004
             -    3,000,000     3,000,000      $.10/1 wt     July 31, 2004
       966,114            -       966,114      $.10/1 wt     June 5, 2005
             -    1,200,000     1,200,000      $.10/1 wt     February 13, 2006
     ---------    ---------    ----------
     6,969,454    4,200,000    11,169,454
     =========    =========    ==========


          During the period, the Company extended the expiry date of 6,003,340 outstanding warrants to May 30, 2004 from November 30, 2003.

6.   RELATED PARTY TRANSACTIONS

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:


                                                                       2004         2003
                                                                     --------    --------
Consulting or other fees paid to directors/officers or to
companies controlled by directors/officers                           $ 61,429    $ 81,021
                                                                     ========    ========


UNAUDITED -SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

(EXPRESSED IN U.S. DOLLARS)

7.   SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment is as follows:


2004                                    CANADA           U.S.A.     TOTAL
----                                   ----------        ------  ----------
Operations
   Interest income                     $     (70)        $  -    $     (70)
   Amortization                              237            -          237
   Administration and other               95,651            -       95,651
                                       ---------         ----    ---------
   Loss for the year                   $  95,818         $  -    $  95,818
                                       =========         ====    =========
Total assets                           $  57,238         $  1    $  57,239
                                       =========         ====    =========

2003
----
Operations
   Interest income                     $    (730)        $  -    $    (730)
   Amortization                              279            -          279
   Administration and other              126,916            -      126,916
                                       ---------         ----    ---------
   Loss for the period                 $ 126,465         $  -    $ 126,465
                                       =========         ====    =========
Total assets                           $ 103,422         $  1    $ 103,423
                                       =========         ====    =========

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a.   Income Taxes

          For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

UNAUDITED -SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

(EXPRESSED IN U.S. DOLLARS)

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

     b.   Stock-Based Compensation

          For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

     c.   Other Accounting Standards

          i. The Company has adopted the Statement of Financial Accounting Standards No. 130 (" SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

          ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.


     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:


MARCH 31                                                       2004           2003
--------                                                   ------------   ------------
Share capital under Canadian GAAP                          $ 41,907,541   $ 41,441,857
Adjustment for APB No. 25                                        12,490         21,563
                                                           ------------   ------------
Share capital under U.S. GAAP                              $ 41,920,031   $ 41,463,420
                                                           ============   ============
Deficit under Canadian GAAP                                $(41,872,232   $(41,716,992)
Adjustment for APB No. 25                                       (12,490)       (21,563)
                                                           ------------   ------------
Deficit under U.S. GAAP                                    $(41,884,722   $(41,738,555)
                                                           ============   ============
PERIODS ENDED MARCH 31
----------------------
(Loss) for the period under Canadian GAAP                  $    (95,818)  $   (126,465)
Adjustment for APB No. 25                                             -              -
                                                           ------------   ------------
Net (loss) for the period under U.S. GAAP                  $    (95,818)  $   (126,465)
                                                           ------------   ------------
Net (loss) per share under U.S. GAAP                       $       (.01)  $       (.01)
                                                           ============   ============

     There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

UNAUDITED -SEE NOTICE TO READER

BRITISH COLUMBIA                                               QUARTERLY  REPORT
SECURITIES COMMISSION                                          BC FORM 51-901F
________________________________________________________________________________

                              CENTRAL MINERA CORP.

                          Period ending March 31, 2004


ISSUER DETAILS                                                FOR QUARTER ENDED                  DATE OF REPORT
NAME OF ISSUER                                                                                     (YY/MM/DD)
------------------------------------------------------ --------------------------------- --------------------------------
Central Minera Corp.                                            March 31, 2004                     2004/05/18
-------------------------------------------------------------------------------------------------------------------------
ISSUER ADDRESS
-------------------------------------------------------------------------------------------------------------------------
PO Box 93038, Caulfeild Village RPO
-------------------------------------------------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE                                       ISSUER FAX NO.                ISSUER TELEPHONE NO.
-------------------------------------------------------------------------------------------------------------------------
West Vancouver, British Columbia, V7W 3G4                       (604) 648-8341                   (604) 687-6191
-------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                 CONTACT'S POSITION                CONTACT PHONE NO.
-------------------------------------------------------------------------------------------------------------------------
Barbara West                                                                                     (604) 687-6191
-------------------------------------------------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                                       WEB SITE ADDRESS
-------------------------------------------------------------------------------------------------------------------------
barbwest@look.ca                                             N/A
-------------------------------------------------------------------------------------------------------------------------


CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this
Report will be provided to any shareholder who requests it.
-------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                         PRINT FULL NAME                      DATE SIGNED
                                                                                                  (YY/MM/DD)
-------------------------------------------------------------------------------------------------------------------------
"Michael Cytrynbaum"                                         Michael Cytrynbaum                   2004/05/18
-------------------------------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                         PRINT FULL NAME                      DATE SIGNED
                                                                                                  (YY/MM/DD)
-------------------------------------------------------------------------------------------------------------------------
"Murray Kosick"                                              Murray Kosick                        2004/05/18
-------------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE "B"

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

March 31, 2004
________________________________________________________________________________


1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

NINE MONTH PERIOD ENDED MARCH 31, 2004 ("YTD-04")  TO MARCH 31, 2003("YTD-03")

         During the YTD-04 the company incurred a loss of $101,000, as compared to a loss of $126,000 for the YTD-03. The significant variances are as follows:


                  Consulting Fees                  20,000     Change in rates charged
                  Legal                           109,000     Lawsuit settled in 2002
                  Travel & Other expenses           7,000     Cost reductions
                  Foreign Exchange                 (7,000)    Change in exchange rates
                  Other income                   (114,000)    Settlement of lawsuit in 2002
                  Salaries                          6,000     Reduction in staff
                -----------------------------------------------------------------------------
                  (Increase) decrease in loss
                  for the period                   25,000
                -----------------------------------------------------------------------------


2.   TRANSACTIONS WITH RELATED PARTIES:

     Refer to Note 6 of the Financial Statements (Schedule "A").

3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

     Authorized Share Capital - Refer to Note 5 (a) of the Financial Statements (Schedule "A")
     Issued Share Capital - Refer to Note 3 (b) of the Financial Statements (Schedule "A")
     Options & Warrants - Refer to Note 3 (c) and (d) of the Financial Statements (Schedule "A")

4.   SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

     Refer to Note 3 of the Financial Statements (Schedule "A")

5.   DIRECTORS AND OFFICERS:

     Michael Cytrynbaum          President and Director

     Murray Kosick               Director

     Reinhard Siegrist           Director

     Carlo Civelli               Vice-President, Finance, Europe

     Joan Jamieson               Corporate Secretary

     Barbara West                Assistant Corporate Secretary

                                  SCHEDULE "C"

CENTRAL MINERA CORP.

(a Development Stage Company)
(in United States dollars)

March 31, 2004
________________________________________________________________________________


MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the nine month period to March 31, 2004. On February 13, 2004, a private placement in the amount of $60,000.00 closed. 1,200,000 units of the Company in the ratio of one unit for each $0.05 were issued. Each unit consists of one subordinate voting share and one non-transferable share purchase warrant to acquire one subordinate voting share at $0.10 per share before the close of business on February 13, 2006. All funds will be used for operational expenses.

GENERAL

The Company has a limited history of operations and has not generated any operating revenues. The Company's assets currently consist of:

o a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.


DISCUSSION OF OPERATIONS

         During the nine month period to March 31, 2004 the company incurred a loss of $101,000, as compared to a loss of $126,000 for the nine month period to March 31, 2003. The significant variances are as follows:

                  Consulting Fees                  20,000     Reduction in rates charged
                  Legal,                          109,000     Lawsuit settled in 2002
                  Travel & Other expenses           7,000     Cost reductions
                  Foreign Exchange                 (7,000)    Change in exchange rates
                  Salaries                         (6,000)    Reduction in staff
                --------------------------------------------------------------------------
                  (Increase) decrease in loss
                  for the period                   25,000
                --------------------------------------------------------------------------

 CENTRAL MINERA CORP.

(a Development Stage Company)
(in United States dollars)

March 31, 2004
________________________________________________________________________________


FINANCING

On February 13, 2004, a private placement in the amount of $60,000.00 closed. 1,200,000 units of the Company in the ratio of one unit for each $0.05 were issued. Each unit consists of one subordinate voting share and one non-transferable share purchase warrant to acquire one subordinate voting share at $0.10 per share before the close of business on February 13, 2006. All funds will be used for operational expenses. Related parties subscribed to $50,000 of the placement.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2004 the Company had working capital of $28,000 as compared to a working capital of $80,000 at March 31, 2003. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. Cumulatively from the Company's inception, it has raised $25,751,857 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During the nine months to March 31, 2004 the Company spent $100,000 on operations ($240,000 in the nine months to March 31, 2003). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In the nine months to March 31, 2004, the Company spent nothing on mineral properties.

CENTRAL MINERA CORP.

(a Development Stage Company)
(in United States dollars)

March 31, 2004
________________________________________________________________________________


FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934k, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.